SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 19, 2012

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated January 19, 2012 regarding “Loss in Sony Ericsson impacts Ericsson’s fourth quarter results”

Loss in Sony Ericsson impacts Ericsson’s fourth quarter results

•	Sony Ericsson reports Q4 loss of EUR 247 million before taxes, reflecting intense competition, price erosion and restructuring charges

•	Results impacted by unfavorable macro economic conditions and effects from the flooding in Thailand

•	Ericsson’s share in Sony Ericsson’s income before taxes amounts to SEK -1.1 b. in the quarter

Sony Ericsson, the joint venture in which Ericsson (NASDAQ:ERIC) has 50% of the shares and is accounted for according to the equity method, today reports its Q4 and full year 2011 results. Sony Ericsson’s loss in the fourth quarter 2011 will impact Ericsson’s operating income with SEK -1.1 b. in the quarter.

On October 27, 2011, it was announced that Sony will acquire Ericsson’s 50% share of Sony Ericsson. The transaction is expected to take place late January to February 2012. As part of the transaction, Ericsson will receive a cash consideration of EUR 1.05 b.

Ericsson will present its fourth quarter and full year 2011 report on January 25, 2011, at 07.30am CET.

NOTES TO EDITORS:

Ericsson’s video material is available on www.ericsson.com/broadcast_room

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 180 countries, more than 90,000 employees generated revenue of SEK 203.3 billion (USD 28.2 billion) in 2010. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on NASDAQ OMX, Stockholm and NASDAQ New York

www.ericsson.com

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on January 19, 2011, at 08.30 CET.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and General Counsel

By:	/S/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: January 19, 2012